Exhibit 99.2

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL FOR COMMON SHARES OF

HYDROGENICS CORPORATION

This Letter of Transmittal is for use by registered shareholders of common shares (the “Shares”) of Hydrogenics Corporation (“Corporation”) and, together with all other required documents, must accompany certificates for Shares (the “Share Certificates”) deposited in connection with the share consolidation (the “Consolidation”) that was approved by the shareholders of our original predecessor (“Old Hydrogenics”) at the annual and special meeting of shareholders of Old Hydrogenics held on May 13, 2009 as described in Old Hydrogenics’ management proxy circular dated March 24, 2009 (the “Circular”), and as further described in the Corporation’s letter to shareholders dated March 9, 2010. The Board of Directors of the Corporation, and Old Hydrogenics, as the then sole shareholder of Corporation, each approved a resolution on June 11, 2009 such that the Consolidation may be effected with respect to the Shares following the completion of the non-dilutive financing transaction with Algonquin Power Income Fund on October 27, 2009 on identical terms approved by the shareholders of Old Hydrogenics.

The issued and outstanding Shares, including the Shares that you hold, will be consolidated as of March 12, 2010 on the basis of one consolidated Share for every twenty-five pre-consolidation Shares. Fractional Shares will not be issued and the number of post-Consolidation Shares to which a shareholder is entitled shall be rounded down to the nearest whole number. To obtain a new share certificate (“New Share Certificate”) following the Consolidation, please complete and deliver this Letter of Transmittal, the Share Certificates and all other required documentation, by mail, hand or courier to CIBC Mellon Trust Company (the “Transfer Agent”) at the address set forth below.

TO:                                                                          CIBC MELLON TRUST COMPANY, at its offices set out herein.

The undersigned delivers to you the enclosed Share Certificate(s).  The details of the enclosed Share Certificate(s) are as follows:

Certificate Number(s)	Name in Which Registered	Number of Shares Deposited

TOTAL

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned registered shareholder hereby represents and warrants that the undersigned is the owner of Shares represented by the Share Certificate(s) delivered with this Letter of Transmittal, and that the undersigned has good title to such Shares, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of other persons, and has full power and authority to deliver these certificate(s). The enclosed Share Certificate(s) are delivered in exchange for a New Share Certificate, calculated according to a consolidation ratio of one consolidated Share for every twenty-five Shares owned by a shareholder prior to the effective time of the Consolidation (12:01 am (Toronto time) on March 12, 2010).

The undersigned authorizes and directs you to issue a New Share Certificate for the consolidated Shares to which the undersigned is entitled in exchange for the pre-consolidation Shares delivered herewith, to the address shown on the back cover of this Letter of Transmittal, or if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the share register maintained by, or on behalf of, the Corporation.

The Transfer Agent is:

CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	Toll Free: 1-800-387-0825 Phone: (416) 643-5500 Email: inquires@cibcmellon.com	By Hand or Courier 199 Bay Street Commerce Court West, Securities Level Toronto, Ontario M5L 1G9

Questions and requests for assistance may be directed to the Transfer Agent and additional copies of this Letter of Transmittal may be obtained without charge on request from the Transfer Agent at the telephone numbers and addresses set forth above. Shareholders may also contact their nominee for assistance.

SIGNATURE	ISSUANCE INSTRUCTIONS
To be completed by all shareholders.	Issue New Share Certificate(s) in the name indicated below and enter the address indicated below in the share register, and deliverer the New Share Certificate(s) to the address indicated below.
Date:

Signature of Shareholder or Authorized Representative (see Instruction 4)	(Name)

Name of Shareholder (please print or type)	(Street Address and Number)

Name of Shareholder (please print or type)	(City and Province (or State))

Name of Authorized Representative (if applicable) (please print or type)	(Country and Postal (or Zip) Code)

Signature guaranteed by (if required under Instruction 3):

Authorized Signature	(Area Code and Telephone Number — Business Hours)

Name of Guarantor (please print or type)

Address (please print or type)	(Tax Identification, Social Insurance or
Social Security No.)

INSTRUCTIONS

1.              Use of Letter of Transmittal

(a)          This Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed as required by the instructions set forth below, together with accompanying Share Certificate(s) and any other documentation required by this Letter of Transmittal, must be delivered to the Transfer Agent at the addresses set forth in this Letter of Transmittal at any time commencing March 9, 2010.

(b)         The method of delivery is at the option and risk of the shareholder. The Corporation recommends that the necessary documentation be hand delivered to the Transfer Agent at the addresses set forth in this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

2.              Signatures

This Letter of Transmittal must be completed, dated and signed by the shareholder or by such shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)          If this Letter of Transmittal is signed by the registered owner(s) of the accompanying Share Certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such Share Certificate(s) without any change whatsoever, and the Share Certificate(s) need not be endorsed. If such deposited Share Certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)         If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying Share Certificate(s):

(i)             such deposited Share Certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)          the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)          If any of the Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Shares.

3.              Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Shares, or if the New Share Certificates are to be issued/delivered to a person other than the registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the register of Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Transfer Agent (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

4.              Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any Share Certificate(s) or share transfer or power of attorney is executed by a person as, or on behalf of, an executor, administrator, trustee, guardian, agent, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either the Corporation or the Transfer Agent, at its discretion, may require additional evidence of authority or additional documentation.

5.              Fractional Shares

No fractional Shares will be issued in respect of the Consolidation and the number of Shares to which a shareholder is entitled following the Consolidation shall be rounded down to the nearest whole number.

6.              Lost Certificate(s)

If a Share Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Transfer Agent together with an affidavit made by the person claiming the loss describing the fact that the Share Certificate has been lost, stolen or destroyed. The Transfer Agent will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

7.              General

(a)          If Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(b)         The Corporation reserves the right, if it so elects in its absolute discretion, to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.